

May 20, 2013

Via E-mail
Robert L. Clayton
Chief Financial Officer
Spherix Incorporated
7927 Jones Branch Drive, Suite 3125
Tysons Corner, VA 22102

> **Re:** **Spherix Incorporated**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 8, 2013**
> **File No. 000-05576**

Dear Mr. Clayton:

We have limited our review of your amended filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Solicitation of Consents, page 3

1. We note your disclosure in this section that you expect certain shareholders to vote for the proposals. Please expand your disclosure to explain what will happen in the event that those shareholders do not vote in favor or you otherwise do not obtain sufficient consents for the proposals to be approved.

Interest of Directors and Executive Officers in the Proposals, page 4

2. We note your statement that "members of the board of directors and executive officers of Spherix do not have any interest in any other Proposal that is not shared by all other stockholders of Spherix, other than Proposal 3, approval of certain legal services …." Please supplementally advise us whether any member of the board of directors or executive officers of Spherix holds any interest in North South. We may have further comment.

Proposal to Approve the Issuance of an Aggregate of (A) 118,483 Shares of Common Stock…,
page 5

3.   We note your statement that "Nuta Virginia is the owner or assignee of certain patents,
        licenses and applications (the "North South Patent Portfolio"). Please revise your
        statement as appropriate or advise us why Nuta Virginia is the owner or assignee of the
        North South Patent Portfolio.

4.   Please expand your disclosure in response to prior comment 2 to address the dilution
        impact of the issuance of the new securities on existing security holders.

5.   We note your response to prior comment 3. It is unclear how you determined that you
        are not required to provide the pro-forma financial information and certain other
        information required by Item 14 of Schedule 14A. Please provide an analysis that
        addresses separately each of the Item 14 requirements for which you have not provided
        information and explain clearly the legal basis upon which you rely to not provide such
        information. We note, as examples, that you do not appear to have provided disclosure in
        response to Items 14(b)(4), (9),(10) and (11) and Item 14(c)(2). Your response to
        comment 3 does not appear to identify a legal basis for not providing pro-forma financial
        information. Also, please reconcile your disclosure, in your April 4, 2013 Form 8-K, that
        the transaction is being accounted for as an acquisition of assets given your description of
        the transaction as a merger, whereby North South will merge with and into a wholly
        owned subsidiary of Spherix.

6.   We note your disclosure on page 5 and in your risk factors on page 11 regarding a
        significant overlap in ownership between the company and North South. Please provide
        a complete description of any present or proposed material agreement, arrangement,
        understanding or relationship as required by Item 14(b)(7) of Schedule 14A and Items
        1005(b) and 1011(a)(1) of Regulation M-A. Additionally, please supplementally provide
        us with a beneficial ownership table of North South.

Description of North South, page 6

7.   Please revise to provide a brief description of the business conducted by North South.

Security Ownership…, page 18

8.   Please identify the natural person or persons who exercise sole or shares voting and/or
        investment power with respect to the shares held by each of the principal stockholders
        listed in the table.

Financial Statements and Supplementary Data, page 20

9.   We note your statement that "[t]he full text of our audited consolidated financial
        statements as of December 31, 2012 and 2012 is incorporated by reference to our Annual
        Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on

March 20, 2013." Please revise your statement to incorporate the company's financial statements as of December 31, 2011.

Information Incorporated by Reference, page 23

10.   We note that you have incorporated by reference certain information required by Item 13 of Schedule 14A. Please identify clearly on the last page of the consent solicitation the portions of your annual report on Form 10-K that you are incorporating by reference. Also, file such information in electronic format with the proxy statement as required by General Instruction D.4 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or David Link, Staff Attorney, at (202) 551-3356 if you have any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via e-mail): Tara Guarneri-Ferrara, Esq.